Exhibit 99.1

Press Release 22 August 2019 10:00 pm CEST Regulated Information

Celyad Reports Half Year 2019 Financial Results and Second Quarter Business Highlights

Mont-Saint-Guibert, Belgium—Celyad (Euronext Brussels and Paris, and NASDAQ: CYAD), a clinical-stage biopharmaceutical company focused on the development of CAR-T cell therapies, today announced its consolidated financial results for the first half of 2019 and provided its second quarter business update. The full interim financial report is available on Celyad’s website in the “Investors” section.

Filippo Petti, CEO of Celyad commented“As we enter the second half of the year, we continue to execute on our strategic plan for becoming a leader in the field of CAR-T development. Over the past few months we have presented encouraging data from both our autologous and allogeneic NKG2D-based clinical candidates for the treatment of hematological malignancies and solid tumors. We also received positive feedback from the FDA regarding our proposal to utilize the OptimAb manufacturing process with CYAD-01 under the current IND. In addition, the FDA recently cleared the IND application for our next-generation NKG2D-based CAR-T candidate CYAD-02, another testiment of our team’s focus on operational excellence. We are excited about our recent achievements and look to build upon our momentum as we approach several clinical milestones expected over the next several months.”

Second Quarter 2019 and Recent Business Highlights

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In June, the Company announced a strategic update to its autologous relapse/refractory (r/r) acute myeloid leukemia (AML) and myelodysplastic syndromes (MDS) program, including that the U.S. Food and Drug Administration (FDA) accepted the Company’s proposal to utilize the OptimAb manufacturing process with CYAD-01 under the current Investigational New Drug (IND) application.

The OptimAb manufacturing process utilizes a shortened eight-day cell culture and incorporates a selective PI3K inhibitor. This results in a product that is enriched for T cells with a memory-like phenotype while maintaining the high level of manufacturing reliability required to support clinical development. Preclinical data demonstrate that CYAD-01 produced using the OptimAb manufacturing process drives improved anti-tumor activity in an aggressive AML model compared to CYAD-01 produced with the previous mAb manufacturing process.

Following additional assessment of the r/r AML and MDS program for CYAD-01, Celyad plans to treat the first patient using the recently accepted OptimAb manufacturing process for CYAD-01 in cohort 3 (300 million cells) of the Phase 1 DEPLETHINK trial.

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The Company also announced that the FDA accepted the IND application for CYAD-02, a next-generation, autologous NKG2D-based CAR-T candidate, and permitted it to go into effect. CYAD-02 incorporates short hairpin RNA (shRNA) technology to target the NKG2D ligands MICA and MICB. The single shRNA modulates the expression of both ligands, which translates to encouraging increases in in vitro proliferation, in vivo engraftment and anti-tumor activity in preclinical studies. CYAD-02 also incorporates the OptimAb manufacturing process.

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Press Release 22 August 2019 10:00 pm CEST Regulated Information

Pipeline Updates

CYAD-01 – Autologous NKG2D-based CAR-T

The Company’s lead asset, CYAD-01 continues to advance in the Phase 1 THINK and DEPLETHINK clinical trials for the treatment of patients with relapsed/refractory (r/r) acute myeloid leukemia (AML) or myelodysplastic syndrome (MDS). In June, Celyad presented preliminary data at the European Hematology Association (EHA) meeting that demonstrated that a denser schedule of infusions of CYAD-01 without preconditioning in Cohort 10 (Schedule Optimization) of the THINK trial was well tolerated and led to better time-averaged engraftment of the CAR-T cells compared to biweekly injections of CYAD-01 without preconditioning. Also at EHA, the Company reported that a single infusion of low dose CYAD-01 (100 million cells) following preconditioning chemotherapy consisting of cyclophosphamide and fludarabine was well-tolerated and led to better time-averaged engraftment of the CAR-T cells compared to the dose-escalation segment of the THINK trial.

In July, the Company also provided an update on CYAD-01 for the treatment of patients with metastatic colorectal cancer (mCRC) at the European Society for Medical Oncology (ESMO) 21st World Congress on Gastrointestinal Cancer (WCGIC) in Barcelona. Professor Dr. Eric Van Cutsem from the University Hospital of Leuven (Universitair Ziekenhuis Leuven, UZ Leuven) presented preliminary data from the ongoing Phase 1 SHRINK trial assessing safety and clinical activity of CYAD-01 infused concurrently with FOLFOX chemotherapy for the treatment of mCRC. Data from the trial showed the regimen to be generally well-tolerated and with initial observations of disease control.

CYAD-101 – Allogeneic NKG2D-based CAR-T

Celyad’s first-in-class, non-gene edited clinical candidate CYAD-101 continues to advance in the alloSHRINK Phase 1 trial. At the 21st ESMO-WCGIC, the Company presented preliminary data from the ongoing alloSHRINK trial assessing safety and clinical activity of CYAD-101 administered concurrently with FOLFOX chemotherapy in patients with relapsed or refractory mCRC. Preliminary data showed no clinical evidence of Graft-versus-Host Disease post-infusion of allogeneic candidate CYAD-101. In addition, the regimen demonstrated encouraging anti-tumor activity with one patient experiencing a partial response and three patients experiencing stable disease at the three-month assessment.

CYAD-200 Series – shRNA-based Allogeneic CAR-Ts

The Company continues to pursue the development of the proprietary non-gene edited allogeneic shRNA SMARTvector platform and progress towards the IND applications for the CYAD-200 series of shRNA-based allogeneic CAR-T candidates, including CYAD-211, the Company’s CAR-T therapy targeting B-cell maturation antigen (BCMA) for the treatment of multiple myeloma.

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Press Release 22 August 2019 10:00 pm CEST Regulated Information

Key Upcoming Milestones

•	Treatment of the first patient with CYAD-01 (300 million cells) produced with the OptimAb manufacturing process in the Phase 1 DEPLETHINK trial is expected by the end of September

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Results from Cohort 11 (Schedule Optimization) of THINK Phase 1 trial and Cohort 3 of DEPLETHINK Phase 1 trial evaluating CYAD-01 produced with the mAb manufacturing process for the treatment of r/r AML and MDS are anticipated by year-end 2019

•	Additional results from the dose-escalation Phase 1 alloSHRINK trial evaluating CYAD-101 for the treatment of mCRC are anticipated by year-end 2019

•	Initiation of the Phase 1 dose-escalation trial evaluating CYAD-02, following preconditioning chemotherapy, for the treatment of r/r AML and MDS is expected in early 2020

•	Submission of IND application for CYAD-211 (shRNA-based allogeneic BCMA CAR-T candidate) for the treatment of patients with multiple myeloma is anticipated during first half 2020

First Half 2019 Financial Review

The Company ended the quarter with a treasury position of €33.7 million ($38.3 million). Net cash burn over the first half of 2019 amounted to €16.1 million, in line with our financial planning. The Company confirms its previous position that its treasury position should be sufficient, based on the current scope of activities, to fund operating and capital expenditure requirementsuntil mid-2020.

Key financial figures for the first six months of 2019 compared with the same period of the previous year are summarized below:

Selected key financial figures (€ millions)	Half Year As of June 30, 2019	Half Year As of June 30, 2018
Revenue	—	2.5
Research and development expenses	(12.7)	(11.1)
General and administrative expenses	(4.5)	(5.5)
Other income/(expenses)	1.3	(4.7)
Operating loss	(15.9)	(18.8)
Loss for the period/year	(16.0)	(18.5)
Net cash used in operations	(16.1)	(13.9)
Treasury position(1)	33.7	62.4

(1)

Treasury position’ is an alternative performance measure determined by adding Short-term investments and Cash and cash equivalents from the statement of financial position prepared in accordance with IFRS.

The Company’s license and collaboration agreements have generated no revenue in the first half of 2019 compared to €2.5 million during first half 2018. Research and Development expenses totalled €12.7 million during first half 2019, a €1.6 million increase compared to first half 2018, driven by increased spending related to our key clinical studies for CYAD-01 and CYAD-101 as well as an increased spending associated with the development of our allogeneic platform (CYAD-200 series). Over the same period, General and Administrative expenses were €4.5 million for first half 2019, a decrease of €1.0 million compared to first half 2018, driven primarily by the decrease of non-cash expense associated with the vesting of warrants and by lower consulting fees for the period.

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Press Release 22 August 2019 10:00 pm CEST Regulated Information

The Company’s other income/other expenses mainly include non-cash expenses relating to liability reassessment required by International Financial Reporting Standards (IFRS) related to the advancement in the Company’s NKG2D-based CAR-T candidates. Overall, the Company has posted €0.4 million in net income for first half 2019, against a €3.9 million net loss for first half 2018.

Due to the increase in net income, the Company’s loss for the period decreased to €16.0 million for the first half 2019 compared to €18.5 million for the first half of 2018.

Net operational cash burn, which excludes non-cash effects, was €16.1 million for first half 2019, compared to €13.9 million for first half 2018, driven primarily by an increase in Research and Development spend as described above.

Conference Call and Webcast Details

Celyad will host a conference call on Friday, 23 August at 2:00 pm CEST / 8:00 am EDT accessible through the following numbers:

Belgium	+32 (0) 24 01 70 35
France	+33 (0)1 76 72 89 28
United States:	+1 917 720 0181
International:	+44 (0) 2071 928501
Conference ID:	3547725

The event will also be archived and available on the “Events & Webcasts” section of the Company’s website.

Financial Calendar

Third quarter 2019 business update	November 19, 2019
Full-year results 2019	March 25, 2020
Annual shareholders meeting	May 5, 2020

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About Celyad

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized CAR-T cell-based product candidates and utilizes its expertise in cell engineering to target cancer. Celyad’s CAR-T cell platform has the potential to treat a broad range of solid and hematologic tumors. The company’s lead clinical candidate, CYAD-01, an autologous NKG2D-based CAR-T therapy, is currently being evaluated in several Phase 1 clinical trials to assess safety and clinical activity for the treatment of hematological malignancies, such as acute myeloid leukemia, and solid cancers, such as metastatic colorectal

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Press Release 22 August 2019 10:00 pm CEST Regulated Information

cancer. Celyad is also developing CYAD-101, an investigational, non-gene edited, allogeneic (donor derived) NKG2D-based CAR-T therapy, which is currently being evaluated in a Phase 1 trial for the treatment of patients with metastatic colorectal cancer. Celyad was founded in 2007 and is based in Mont-Saint-Guibert, Belgium, and New York, NY. Celyad’s ordinary shares are listed on the Euronext Brussels and Euronext Paris exchanges, and its American Depository Shares are listed on the Nasdaq Global Market, all under the ticker symbol CYAD.

For more information, please contact:

Celyad Filippo Petti, Chief Executive Officer – investors@celyad.com Anne Moore, Vice President Corporate Strategy – T: +32(0) 10 39 41 87 – communications@celyad.com

For Europe: Ulysse Communication Bruno Arabian – T.: +33 (0)6 87 88 47 26 – barabian@ulysse-communication.com

U.S.: LifeSci Advisors Investor Relations: Daniel Ferry – T.: +1 (617) 535 7746 – daniel@lifesciadvisors.com Public Relations: Sara Zelkovic – T.: +1 (646) 876 4933 – sara@lifescipublicrelations.com

Forward-looking statements

This release may contain forward-looking statements, including statements regarding: the safety and clinical activity of CYAD-01, CYAD-101 and CYAD-02; statements regarding the ongoing and planned clinical development of CYAD-01, CYAD-101 and CYAD-02, including the timing of trials, enrolment, data readouts and presentations; and the clinical and commercial potential of CYAD-01, CYAD-101 and CYAD-02. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual results, financial condition and liquidity, performance or achievements of Celyad, or industry results, to differ materially from those expressed or implied by such forward-looking statements. In particular it should be noted that the data summarized above are preliminary in nature. There is limited data concerning safety and clinical activity following treatment with the CYAD-01, CYAD-101 and CYAD-02 drug product candidates. Our therapeutic candidates manufactured using our OptimAb process have not yet been evaluated in clinical trials. Prior clinical and preclinical results may not be repeated or observed in ongoing or future clinical studies involving the CYAD-01 and CYAD-101 drug product candidates. These forward-looking statements are further qualified by important factors and risks, which could cause actual results to differ materially from those in the forward-looking statements, including statements about: the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs; our ability to advance drug product candidates into, and successfully complete, clinical trials; our ability to successfully manufacture drug product for our clinical trials, including with our OptimAb manufacturing process and with respect to manufacturing drug product with the desired number of T cells under our clinical trial protocols; our reliance on the success of our drug product candidates, including our dependence on the regulatory approval of CYAD-01, CYAD-101 and CYAD-02 in the United States and Europe and subsequent commercial success of CYAD-01, CYAD-101 and CYAD-02, both of which may never occur; the timing or likelihood of regulatory filings and approvals; our ability to develop sales and marketing capabilities; the commercialization of our drug product candidates, if approved; the pricing and reimbursement of our drug product candidates, if approved; the implementation of our business model, strategic plans for our business, drug product candidates and technology; the scope of protection we are able to establish and maintain for intellectual property rights covering our drug product candidates and technology; our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties; cost associated with enforcing or defending intellectual property infringement, misappropriation or violation; product liability; and other claims; regulatory development in the United States, the European Union, and other jurisdictions; estimates of our expenses, future revenues, capital requirements and our needs for additional financing; the potential benefits of strategic collaboration agreements and our ability to maintain and enter into strategic arrangements; our ability to maintain and establish collaborations or obtain additional grant funding; the rate and degree of market acceptance of our drug product candidates, if approved; our financial performance; developments relating to our competitors and our industry, including competing therapies and statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance. A further list and description of these risks, uncertainties and other risks can be found in Celyad’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in its Annual Report on Form 20-F filed with the SEC on April 5, 2019 and subsequent filings and reports by Celyad. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document and Celyad’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

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